
AGENiX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639


RECEIVED
JUL 17 2003

SEC#82-5258

10 July 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA


03024671

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Neil Leggett
Company Secretary

dlw 7/21


AGENiX

Company Announcement


SEC MAIL
RECEIVED
JUL 17 2003
WASH. D.C.

Agenix Announces Breakthrough of Global Significance in Detection of Blood Clots

Thursday, 10 July 2003

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced it had made a significant breakthrough in the detection of blood clots at Royal Brisbane Hospital.

Agenix's blood clot imaging agent ThromboView® successfully detected a Deep Vein Thrombosis (blood clot in the leg) of a patient as part of a Phase 1b clinical trial.

"This is a very pleasing result," said Dr David Macfarlane, co-investigator of the ThromboView® trial. "The medical world has been eagerly seeking a better method to detect blood clots accurately."

"This is a big moment for our company, and we anticipate filing an Investigational New Drug application with the US Food & Drug Administration and initiation of Phase II clinical trials in North America in early 2004," said Don Home, Managing Director of Agenix.

The trial has successfully advanced the clinical development of ThromboView®. In a parallel clinical Phase 1a trial, in healthy volunteers, completed several weeks ago, ThromboView® was shown to date to be safe and well tolerated.

The current patient-based Phase 1b trial was initiated at Royal Brisbane Hospital and was overseen by Dr. Macfarlane. The study is designed to determine the safety and tolerability of ThromboView® in patients with blood clots and will also give an indication of the agent's ability to assist doctors detect and image blood clots. In both the healthy volunteer trial and in the first patient included in the new trial, the performance of ThromboView® continues to meet expectations.

"Previously, ThromboView® has been injected into healthy volunteers," said Dr Macfarlane. "Today we are able to announce that ThromboView® was not only well tolerated in the patient with the DVT, but that it detected the presence of the DVT in the patient's leg."

The current trial is anticipated to enroll patients with confirmed Deep Vein Thrombosis at four Australian sites – at Westmead and St George Hospitals in Sydney, at Melbourne's Austin Repatriation Hospital and at the Royal Brisbane Hospital.

The clinical results of ThromboView® to date have been consistent with Agenix's preclinical studies in which human clots where imaged in animal models.

"We know around 60,000 people die from blood clots in the United States each year, which makes this a more common cause of death than breast cancer. A similar number each year die from blood clots in Europe," said Mr Home. "Additionally, two million people in both Europe and the USA suffer deep vein thrombosis each year. Thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke."

"It is estimated that up to 10,000 people die of undetected blood clots each year in Australia. There are approximately 33,000 cases of Deep Vein Thrombosis each year in Australia and 4,200 cases of pulmonary embolism (clots in the lungs). "

"Today's trial commencement is a major step in the development of a breakthrough test to diagnose blood clots early and accurately. Following this trial, we will embark upon further Phase II human trials to confirm efficacy. ThromboView® will be rigorously studied. Thrombosis experts are helping us design our clinical trials to maximise our competitive edge and deliver a truly competitive product to market."

ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, will be picked up by an imaging camera.

For more information contact:

Mr Don Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Ms Sue Parry-Jones
Vice President – Molecular Diagnostic Imaging
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.net